EXHIBIT 4.1

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Stock Yards Bancorp, Inc. (“Stock Yards,” “we” or “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, our common stock, no par value per share. The following description of our common stock is a summary of the material terms of our Amended and Restated Articles of Incorporation, as amended (the “Articles of Incorporation”) and our Bylaws (the “Bylaws”) and includes all material information with respect to the rights and privileges associated with ownership of our common stock. For a complete description, we refer you to the more detailed provisions of our Articles of Incorporation and Bylaws, each of which is incorporated by reference as an exhibit to this Annual Report on Form 10-K of which this Exhibit 4.1 is a part, and any applicable provisions of relevant law, including the Kentucky Business Corporation Act and federal laws and regulations governing bank holding companies.

Authorized Capital Stock

Pursuant to our Articles of Incorporation, we have authority to issue up to 40,000,000 shares of common stock, no par value per share, and 1,000,000 shares of preferred stock. Our board of directors may issue shares of the preferred stock from time to time, in one or more series, without shareholder approval. The board of directors may determine the preferences, limitations and relative rights, to the extent permitted by Kentucky law, of any class, or series within a class, of preferred stock that it designates. No shares of preferred stock are currently outstanding.

Voting Rights

The holders of our common stock have the right to one vote per share on all matters which require their vote and do not have the right to cumulate votes in the election of directors. Our Articles of Incorporation and Bylaws require majority voting for the election of directors in uncontested elections. This means that the director nominees in an uncontested election for directors must receive a number of votes cast “for” his or her election that exceeds the number of votes cast “against.” If the number of nominees exceeds the number of directors to be elected, the directors are elected by a plurality of the votes cast.

Dividend Rights

Holders of our common stock are entitled to receive and share equally in dividends, if, as, and when such dividends are declared by our board of directors out of assets legally available for such purpose, subject to the rights of holders of any class or series of preferred stock which may then be outstanding.

Redemption, Conversion and Preemptive Rights

Shares of our common stock are not redeemable and do not have subscription, conversion or preemptive rights. There are no redemption or sinking fund provisions available to the common stock.

Liquidation Rights

If we liquidate, dissolve or wind up our business, subject to the rights of our creditors and the holders of any outstanding shares of preferred stock having a preference in liquidation, we will distribute our remaining assets to our common shareholders in proportion to the number of shares that each common shareholder holds.

Certain Anti-Takeover Matters

Our Articles of Incorporation and Bylaws contain a number of provisions that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shareholders' shares. These provisions include:

Business Combinations. Our Articles of Incorporation require that, before certain types of business combination transactions involving Stock Yards and a person who beneficially owns 20% or more of the outstanding voting securities of Stock Yards (an "interested shareholder"), may be completed, the proposed transaction must first be recommended by our board of directors and approved by (i) the holders of at least 80% of the voting power of all outstanding voting securities of Stock Yards, voting together as a single class, and (ii) two-thirds of the outstanding voting power of our stock other than the voting securities owned by the interested shareholder who is a party to the transaction, voting together as a single class. A business combination includes, among other things, a merger, asset sale or a transaction resulting in a financial benefit to the interested shareholder. These special voting requirements do not apply to a business combination with an interested shareholder if the transaction is either approved by a majority of our directors who are not affiliated with the interested shareholder or the proposed transaction meets certain minimum price requirements specified in the Articles of Incorporation. In addition, Stock Yards is prohibited from engaging in a business combination transaction with an interested shareholder for a period of three years after the date of the transaction or event in which the person became an interested shareholder, unless prior to the time the person became an interested shareholder, a majority of the disinterested members of our board of directors approved either the proposed business combination or the transaction that results in the person becoming an interested shareholder. These provisions of our Articles of Incorporation are intended to deter abusive takeover tactics and to help assure that all shareholders of Stock Yards will be treated equally in a possible acquisition transaction. They may have the effect of encouraging a party or parties interested in acquiring Stock Yards to negotiate in advance with our board of directors because the shareholder approval requirement would be avoided if a majority of the directors then in office approve the proposed business combination transaction.

Advance Notice Requirements for Shareholder Proposals and Director Nominations.     Our Bylaws establish an advance notice procedure with regard to the nomination, other than by or at the direction of the board of directors, of candidates for election as directors and with regard to certain matters to be brought before an annual meeting of our shareholders. In general, notice must be received by Stock Yards not less than 90 days prior to the first anniversary of the preceding year's annual meeting and must contain certain specified information concerning the person to be nominated or the matter to be brought before the meeting and concerning the shareholder submitting the proposal.

Removal of Directors Only for Cause.     Our Articles of Incorporation limit the right of its shareholders to remove directors from office to those circumstances meeting the definition of "cause" under the Articles of Incorporation. Cause means a director's participation in any transaction in which his or her financial interests conflict with those of Stock Yards or our shareholders; any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law; or the participation by the director in any transaction from which he or she derived an improper personal benefit.

Authorized But Unissued Shares.     Our authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval, subject to limitations imposed by the Nasdaq Stock Market. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Stock Yards by means of a proxy contest, tender offer, merger or otherwise.

Listing

Our common stock is listed on the Nasdaq Global Select Market under the symbol "SYBT."

Transfer Agent

The transfer agent for our common stock is Computershare Investor Services LLC.